Exhibit 99.3

CRESCENDO PARTNERS

825 Third Avenue, 40th Floor

New York, New York 10022

May 23, 2008

PRIVATE AND CONFIDENTIAL

Mark Benadiba
25 Parkwood ave
Toronto Ontario Canada m4v 2w9

Dear Mark:

Further to our recent discussions concerning Crescendo Partners’ initiatives at Cott Corporation (the “Corporation”), we have summarized below the terms upon which you have indicated that you are willing to act as Chairman of the board of directors of the Corporation (the “Board”), which terms we agree to propose and support.

Expected Date:
Promptly following Crescendo Partners receiving board representation, including your appointment as a director of the Corporation, and assuming that the board of directors appoints you as Chairman of the board of directors

Title:	Chairman

Base Salary:	$150,000 per annum

Options
Options to purchase 500,000 common shares of the Corporation (the “Options”) issued to you on the date of your appointment as Chairman.  Each Option will be granted at an exercise price equal to the market price on the date prior to issuance.  The Options will vest in 3 equal tranches at the end of year 1, year 2 and year 3, respectively. These options will be granted under the terms of the Corporation’s existing option plan and accordingly will fully vest upon a change of control in accordance with those terms.

Benefits:	During your employment and for three years thereafter, you will be eligible to participate in the Corporation’s group insurance benefits plan.

Expenses:
The Corporation will reimburse you for all reasonable out-of-pocket business-related expenses incurred during your tenure as Chairman (in accordance with the Corporation’s policies in effect from time to time).
In addition, you will be reimbursed for up to $15,000 (CDN) of legal expenses incurred in connection with your appointment as Chairman.

Office:	An office and administrative support at the Corporation’s premises in Toronto will be provided to you.

This letter only summarizes the terms and conditions upon which you are willing to act as Chairman of the Corporation and which we agree to propose and support in connection with our initiatives at the Corporation.  This letter does not purport to be and should not be construed as an employment agreement between you and the Corporation or between you and Crescendo Partners.  There can be no assurance that you will be appointed by the Board of the Corporation to act as Chairman in connection with Crescendo Partners’ initiatives at the Corporation.

If the foregoing accurately reflects the terms and conditions upon which you are willing to act as Chairman of the Board, please sign one copy of this letter and return to us.

Sincerely,

Crescendo Partners

Eric Rosenfeld

President & CEO

* * * * *

I agree that the contents of this letter accurately reflect the terms and conditions upon which I am willing to act as Chairman of the board of directors of Cott Corporation.

Witness Name:	Mark Benadiba